LOVESEAT, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018

LOVESEAT, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	2019		2018	
Current Assets				
Cash and cash equivalents	$	143,903	$	121,230
Deposits		15,402		86,211
Inventory		40,090		106,131
Prepaid expenses		0		1,367
Total Current Assets		199,395		314,939
Fixed Assets				
Plant, property, and equipment, net		6,290		26,260
Domain name, net		17,915		19,582
Total Fixed Assets		24,205		45,842
Total Assets	$	223,600	$	360,781
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	48,936	$	47,784
Accrued expenses		13,790		12,652
Loans payable		8,400		37,163
Total Current Liabilities		71,126		97,599
Long Term Liabilities				
Loans payable		22,295		31,523
Total Liabilities		93,421		129,122
STOCKHOLDERS' EQUITY				
Common Stock; $0.00001 par value, 16,914.637 shares authorized				
9,000,000 shares issued and outstanding				
As of December 31, 2019 and 2018		58		58
Preferred Stock; $0.00001 par value, 7,111,867 shares authorized				
5,806,356 shares issued and outstanding				
As of December 31, 2019 and 2018		90		90
Additional paid-in capital		1,786,879		1,786,879
Additional paid-in capital - SAFEs		405,337		220,717
Additional paid-in capital - stock options		32,008		26,673
Retained earnings		(2,094,193)		(1,802,758)
Total Stockholders' Equity		130,179		231,659
Total Liabilities and Stockholders' Equity	$	223,600	$	360,781

LOVESEAT, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
	$	$
Revenues	1,085,012	1,920,425
Cost of revenues	273,352	638,108
Gross profit (loss)	811,660	1,282,317
Operating expenses		
General and administrative	754,666	1,088,296
Rent	243,196	367,333
Marketing and advertising	51,049	215,498
Professional and legal fees	21,824	17,772
Stock option expense	5,335	8,003
Depreciation and amortization	27,025	41,407
Total operating expenses	1,103,095	1,738,309
		$
Net Income (Loss)	$ (291,435)	(455,992)

LOVESEAT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - Stock Options	Additional Paid-In Capital - SAFEs	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value					
Balance as of January 1, 2018	9,000,000	$ 90	5,806,356	$ 58	$ 1,786,879	$ 18,670	$ 0	$ (1,346,766)	$ 458,931
Issuance of SAFEs	0	0	0	0	0	0	220,717	0	0
Stock Options vested	0	0	0	0	0	8,003	0	0	8,003
Net Income (Loss)	0	0	0	0	0	0	0	(455,992)	(455,992)
Balance as of December 31, 2018	9,000,000	90	5,806,356	58	1,786,879	26,673	220,717	(1,802,758)	10,942
Issuance of SAFEs	0	0	0	0	0	0	184,620	0	0
Stock options vested	0	0	0	0	0	5,335	0	0	5,335
Net Income (Loss)	0	0	0	0	0	0	0	(291,435)	(291,435)
Balance as of December 31, 2019	9,000,000	$ 90	5,806,356	$ 58	$ 1,786,879	$ 32,008	$ 405,337	$ (2,094,193)	$ (275,158)


LOVESEAT, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)


	2019	2018
Operating Activities		
Net Income (Loss)	$ (291,435)	$ (455,992)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	27,025	41,407
Stock option expense	5,335	8,003
Changes in operating assets and liabilities:		
(Increase) Decrease in deposits	70,809	20,375
(Increase) Decrease in inventory	66,041	38,469
(Increase) Decrease in prepaid expenses	1,367	(1,276)
Increase (Decrease) in accounts payable	1,152	3,333
Increase (Decrease) in accrued expenses	1,138	(6,760)
Net cash used in operating activities	(118,568)	(352,441)
Investing Activities		
Purchase of equipment	(5,388)	0
Net cash used in investing activities	(5,388)	0
Financing Activities		
Issuance of loans	0	28,763
Repayments of loans	(37,991)	(8,780)
Issuance of SAFEs	184,620	220,717
Net cash provided by financing activities	146,629	240,700
Net change in cash and cash equivalents	22,673	(111,741)
Cash and cash equivalents at beginning of period	121,230	232,971
Cash and cash equivalents at end of period	$ 143,903	$ 121,230

LOVESEAT, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Loveseat, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on July 6, 2015. The Company was converted from Loveseat, LLC, which was organized in Delaware on March 13, 2013. The Company buys, accepts consignments, and auctions furniture. The Company's headquarters are in San Diego, California. The company began operations in 2013.

Since Inception, the Company has relied on contributions from owners, the issuance of stock, and securing loans to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from outside investors as well as from funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $143,903 and $121,230 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling furniture in auctions. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $1,085,012 and $1,920,425 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment and a domain name. Depreciation is calculated using the straight-line method over a period of 5 and 15 years. As of December 31, 2019 and 2018 the Company had $24,205 and $45,842 in net fixed assets.

NOTE 4 – DEBT

Short-Term Loans

In 2018 the Company entered into a merchant loan with a credit card processor with a balance of $28,763 as of December 31, 2018. The loan was secured by the Company's future revenues. The Company paid off this loan in 2019.

Long-Term Loans

In 2016 the Company entered into a long-term auto loan. The loan has a maturity date of December 5, 2022, and a fixed interest rate of 5%. The following table shows the debt payments over the next five years.

Year	Amount
2020	$ 11,016
2021	11,016
2022	11,016
2023	0
2024	0
Thereafter	0
Total	$ 33,048

NOTE 5 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Authorized 16,914,637 shares, par value $0.00001 per share. Issued and outstanding 9,000,000 shares as of December 31, 2019 and 2018.

Preferred Stock:

Authorized 7,111,867 shares, par value $0.00001. Issued and outstanding 5,806,356 as of December 31, 2019 and 2018.

Additional Paid-In Capital - SAFEs

In 2018 the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $220,717. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued SAFEs totaling $184,620. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 1,301,887 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

In 2016 the Company issued 288,863 stock options for common stock with an exercise price of $0.1602 per share that vest over four years and expire in ten years. As of December 31, 2019 and 2018, 300,000 and 200,000 options had vested, respectively. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.1602
Fair value share price	$ 0.1602
Expected volatility	60.0%
Expected term	10.00 years
Expected dividend rate	0.00%
Risk-free rate	2.07%
Fair value per share option	$ 0.1108

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Leases

In March 2019 the Company entered into a lease with a term of one year. In April 2019 the Company entered into a lease with a term of three years. The following table shows the minimum rent for the following three years under these leases.

Year	Amount
2020	$ 123,796
2021	94,796
2022	39,498
2023	0
2024	0
Thereafter	0
Total	$ 258,091

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

COVID 19

In December 2019, a novel strain of coronavirus was reported to have surfaced in China. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration. Therefore, while the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Management's Evaluation

Management has evaluated subsequent events through May__, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.